12013933

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-49671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** AND ENDING **12/31/11**
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Lincoln International LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 W. Madison Street, Suite 3900

(No. and Street)

Chicago	**Illinois**	**60661**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert B. Barr **312-580-8328**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP

(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2012
02 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert B. Barr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln International LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
NOELLE MIRELES
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/02/15

Robert B Barr
Signature

Managing Director
Title

Noelle Mireles
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Lincoln International LLC

Statement of Financial Condition
December 31, 2011

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.

McGladrey

Independent Auditor's Report

To the Managers
Lincoln International LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Lincoln International LLC (the Company) as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lincoln International LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 22, 2012

Lincoln International LLC

Statement of Financial Condition
December 31, 2011

Assets	
Cash and equivalent	$ 19,255,376
Accounts receivable, net	7,893,082
Unbilled client disbursements receivable	569,191
Receivable from affiliates	1,244,015
Prepaid expenses	380,386
Furniture, equipment and leasehold improvements, net	858,468
Other assets	131,038
Total assets	$ 30,331,556
Liabilities and Member's Equity	
Liabilities	
Accrued bonuses	$ 2,668,375
Accrued profit sharing contribution	286,780
Accrued expenses	1,566,735
Payable to affiliates	468,868
Deferred rent liability	297,432
Total liabilities	5,288,190
Member's equity	25,043,366
Total liabilities and member's equity	$ 30,331,556

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Lincoln International LLC (the Company) (an Illinois limited liability company) is in the business of investment banking and providing merger and acquisition, debt advisory, and other services related to middle market businesses worldwide. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company will continue operations until 2036 unless earlier terminated and dissolved in accordance with the provisions of the limited liability company agreement.

The Company is a wholly owned subsidiary of Lincoln International LP, formerly known as Lincoln Partners LLC (the Parent). The majority members of the Parent are Robert Bruce Barr and Lawrence James Lawson, III, who serve as managers of the Company. The Parent has two other wholly owned subsidiaries: Lincoln Partners Advisors LLC (LPA) and Lincoln International NY Corporation (LINY). Offices of the Parent and its wholly owned subsidiaries are located in Chicago, Los Angeles, and New York. The Parent has affiliates in Austria, France, Germany, India, Japan, the Netherlands, Russia, Spain and the United Kingdom.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the Company and its customers through one or more bank accounts, each designated as a Special Account for the Exclusive Benefit of Customers of the Company. Because the Company effects no financial transactions with customers as defined in Rule 15c3-3(a)(1), the Company does not maintain a Special Account.

The Company follows generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, changes in member's equity, and cash flows. The following is a summary of the Company's significant accounting policies:

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and equivalent: The Company considers all highly liquid debt instruments acquired with a maturity of three months or less to be cash equivalents. Cash and equivalent include money market funds.

Fair value of financial instruments: Investments are recorded on trade date and reflected at fair value. Unrealized gains and losses are reflected in income.

Revenue recognition and accounts receivable: Investment banking fees are recognized at the time the transaction is completed and the income is reasonably determinable. Advisory and management fees are recognized as earned. Accounts receivable primarily represents amounts due from these services. Uncollectible amounts are written off at the time the individual receivable is determined to be uncollectible. Allowances for doubtful accounts are based primarily on historical collection experience. As of December 31, 2011, a $300,000 allowance has been recorded.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Furniture, equipment and leasehold improvements: Depreciation and amortization are computed under accelerated or straight-line methods over the estimated useful lives of the assets as follows:

Computer equipment	3 years
Other equipment	5 years
Furniture	7 years
Leasehold improvements (straight-line)	Lease term

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for Federal and most state tax jurisdictions. Generally, the Company's taxable income is reported as part of the Parent's tax returns. Accordingly, no provision or benefit for income taxes has been made.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Through December 31, 2011, management has determined there are no material uncertain income tax positions. The Parent and the Company are generally not subject to U.S. federal, state or local income tax examinations for tax years before 2008.

Recent accounting pronouncements: In May 2011, the FASB issued *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS).* This Accounting Standards Update (ASU) represents the converged guidance of the FASB and the International Accounting Standards Board (the Boards) on fair value measurement. The collective efforts of the Boards and their staffs have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term "fair value" and enhanced disclosure requirements for investments that do not have readily determinable fair values. The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. The amendments to the FASB Codification in this ASU are to be applied prospectively and are effective during interim and annual periods beginning after December 15, 2011. The Company is currently assessing the impact of this ASU on its future financial statements.

Note 2. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Note 2. Fair Value Measurements (Continued)

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company's only asset accounted for at fair value at December 31, 2011 using the fair value hierarchy is $5,804,578 of money market funds, which are considered Level 1 instruments and are included in cash equivalents. The Company does not have any Level 2 or Level 3 assets or liabilities.

The Company assesses the levels of assets and liabilities measured at fair value at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer. There was no transfer among Levels 1, 2 and 3 during the year ended December 31, 2011.

Note 3. Furniture, Equipment and Leasehold Improvements

At December 31, 2011, furniture, equipment and leasehold improvements consist of:

Furniture and equipment	$ 1,846,010
Leasehold improvements	418,802
	2,264,812
Accumulated depreciation and amortization	(1,406,344)
	$ 858,468

Note 4. Commitments and Indemnification

The Company leases office space for its Chicago office under a noncancelable operating lease agreement that expires on December 31, 2015.

The Company has an operating lease on a Los Angeles office that expires on May 8, 2016.

The Company also has an operating lease on a New York City office that expires on February 29, 2012. In addition, the Company is a Guarantor for an operating lease on another New York City office leased to LINY. The lease expires in July 2014 and as of December 31, 2011, LINY has approximately $1,410,000 in remaining payments. LINY reimburses the Company for certain operating expenses, including a majority of the expenses associated with these leases.

Future minimum annual rentals required under the lease agreements, excluding additional payments for certain operating, tax and maintenance costs are approximately as follows:

	Chicago	Los Angeles	Total
2012	$ 579,000	$ 95,000	$ 674,000
2013	596,000	107,000	703,000
2014	614,000	112,000	726,000
2015	632,000	116,000	748,000
2016	-	42,000	42,000
	$2,421,000	$ 472,000	$2,893,000

Note 4. Commitments and Indemnification (Continued)

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that has not yet occurred. The Company expects the risk of loss to be remote.

Note 5. Employee Compensation and Benefit Plan

Certain employees' compensation consists of a base salary and a bonus. This compensation, which is in the form of cash and contingent compensation, is expensed in the year awarded. The contingent compensation, subject to certain conditions, is fully paid within two years after the date of the award. Contingent compensation payable to employees may be recaptured if, among other things, the employee's employment terminates. Compensation payable at December 31, 2011 includes contingent compensation payable of $2,668,375.

The Company maintains a qualified profit sharing and 401(k) plan for the benefit of all employees who have attained age 18. Any employer match of participants' contributions is discretionary and is only for eligible employees who have worked 1,000 hours during the year and have completed six months of service.

Note 6. Concentration of Credit Risk

The Company maintains deposits at financial institutions that at times may exceed federally insured limits. The Company has not experienced any losses in these accounts and management believes the Company is not exposed to any significant credit risks.

Note 7. Related-Party Transactions

The Company earns assistance fees from and incurs assistance fees to other entities affiliated by common ownership. At December 31, 2011, the Company had a receivable from these affiliates from these activities of $358,950. The amounts between the entities are as follows:

	Receivable Balance
Lincoln International AG	$ 135,804
Lincoln International CIS Holdings B.V.	2,284
Lincoln International SAS	-
Lincoln International Inc.	-
Lincoln International LLP	219,612
Lincoln Investments	1,250
Total	$ 358,950

At December 31, 2011, estimated accruals for assistance fees of approximately $570,000 are included in accrued expenses.

The Company receives a management fee equal to 50 percent of the revenue earned by LPA. At December 31, 2011, the Company had a receivable balance from this entity in the amount of $885,065, which is included in receivable from affiliates.

Note 7. Related-Party Transactions (Continued)

The Company paid management fees to LINY in accordance with a services agreement for the year ended December 31, 2011. At December 31, 2011, the Company had a payable to this entity of $468,868.

Certain members of the Parent are affiliated with Riverlake Partners L.L.C. (Riverlake), a private equity fund, which refers business to the Company. Riverlake reimburses the Company for expenses paid and services performed on its behalf.

The Company incurs certain business promotion expenses paid by Lincoln International Group, an entity affiliated by common ownership.

Note 8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). Under this Rule, the Company is required to maintain "net capital" of $5,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined. The Rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2011, the Company had net capital and net capital requirements of approximately $13,862,000 and $353,000, respectively. The Company's net capital ratio was .38 to 1. The net capital rule may effectively restrict distributions to the Parent.

Note 9. Subsequent Event

Subsequent to December 31, 2011, the Company made an equity distribution to the Parent of $16,000,000.